HECO Exhibit 4.1

HECO agrees to furnish to the Securities and Exchange Commission upon request copies of the instruments which define the rights of holders of current and future long-term debt of HECO, HELCO and MECO, including loan agreements, notes and guarantees issued by them in connection with the issuance for their benefit by the Department of Budget and Finance of the State of Hawaii of special purpose revenue bonds (including refunding special purpose revenue bonds).

Hawaiian Electric Company, Inc.

By	/s/ Richard A. von Gnechten
Richard A. von Gnechten
Financial Vice President

Date:	March 18, 2003